2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

March 25, 2014

Via EDGAR Transmission

Kenneth Ellington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Academy Funds Trust File Nos. 333-146827/811-22135

Dear Mr. Ellington:

On behalf of Academy Funds Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s 2012 annual shareholder report, 2013 Form N-PX and the Form N-Q filed on November 25, 2013.  Each Staff comment is summarized below in bold, followed by the Registrant’s response to the comment.

1.           Comment:  In future annual reports, the performance shown in the line graph for the Class A shares of the Innovator Matrix Income Fund (the “Fund”) should reflect the front-end sales charge as required by Instruction 2 of Item 27(b)(7) of Form N-1A.  Currently, the line graph chart includes a footnote stating that the performance shown does not reflect the Class A sales charge and notes that if the line chart reflected the sales load, it would be less than what is presented.

              Response:  The requested change will be made.

2.           Comment:  Instruction F(2)(A) requires that a registrant’s principal executive officer sign Form N-PX filings.  The Registrant’s most recent Form N-PX, filed on August 21, 2013, was signed by the Registrant’s vice president and dated incorrectly.  File an amended Form N-PX with the proper officer signature and corrected date.

              Response:  The requested amendment will be made.

3.           Comment:  With respect to the Registrant’s Form N-Q filed on November 25, 2013, confirm that the Fund is in compliance with Section 851(b)(3)(B)(iii) of the Internal Revenue Code.

              Response:  The Registrant confirms that not more than 25% of the value of the Fund’s total assets is invested in the securities of one or more qualified publicly traded partnerships.

Kenneth Ellington
March 25, 2014

4.           Comment:  In future reports, under the notes to the financial statement section relating to the investment adviser and other affiliates, disclose the amounts waived and/or reimbursed by the Fund’s adviser during the shareholder report’s fiscal period that are subject to recapture by the adviser, and the expiration date of such recapture period(s).

              Response:  The additional disclosure will be included in future reports.

5.           Comment:  Consistent with the requirements of Item 27(b)(5) of Form N-1A, disclose the term of office and length of service for each of the Registrant’s trustees and officers.

              Response:  The requested change will be made in future reports.

*           *           *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	David Jacovini Michael Gries Innovator Management LLC